Exhibit 99.1

Navios South American Logistics Inc. Announces Pricing of Private Offering of

$500 Million of 10.750% Senior Secured Notes Due 2025

MONTEVIDEO, URUGUAY, June 24, 2020 (GLOBE NEWSWIRE) — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company and Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”), its wholly owned finance subsidiary, priced $500 million of 10.750% Senior Secured Notes due 2025 (the “Notes”) on June 23, 2020. The Notes were offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The net proceeds from the offering of the Notes will be used to satisfy and discharge the indenture governing the Co-Issuers’ outstanding 7.25% Senior Notes due 2022, to repay all amounts outstanding under the Co-Issuers’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes.

The sale of the Notes is expected to be consummated on July 8, 2020, subject to customary closing conditions.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and does not constitute an offer, solicitation or sale of any Notes or other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer of the Notes will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios South American Logistics Inc.

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Logistics at the time these statements were made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com